UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

11021305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 14 2011

Washington, DC
110

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Investment Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Columbia Management Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Columbia Management Investment Distributors, Inc. (the Company), formerly RiverSource Fund Distributors, Inc., as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Columbia Management Investment Distributors, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 11, 2011
Minneapolis, Minnesota

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2010
(in thousands except share data)

Assets		
Cash and cash equivalents	$	68,389
Receivables:		
Distribution fees		26,222
Service fees		5,187
Other		1,228
Deferred acquisition costs		24,144
Intangible assets, net of accumulated amortization of $289		1,711
Investments		861
Secured demand note receivable from Parent		20,000
Equipment and software, net of accumulated depreciation and amortization of $370		440
Total assets	$	148,182
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Distribution fees	$	44,537
Due to affiliates		14,339
Other payables		1,535
Accrued salaries and employee benefits		7,567
Deferred income taxes, net		1,998
Total Liabilities		69,976
Liabilities subordinated to the claims of general creditors		20,000
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		—
Additional paid - in capital		53,073
Retained earnings		5,133
Total stockholder's equity		58,206
Total liabilities and stockholder's equity	$	148,182

See accompanying notes

1. Organization and Significant Accounting Policies

Organization

RiverSource Fund Distributors, Inc. became Columbia Management Investment Distributors, Inc. on May 1, 2010. Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products, for open-end investment companies, and for 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution on the investment companies' shares. In addition to continuing these services for the RiverSource family of Funds (which has been subsequently rebranded and is now known as part of the Columbia Funds), in May 2010, the Company began providing distribution services for the Columbia family of Funds, including 529 plans for the states of Nevada, New York and South Carolina, previously distributed by an unaffiliated entity. The Company now serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans which includes funds previously branded "RiverSource", "RiverSource Partners", "Threadneedle", "Seligman" and "Columbia" (known collectively now as the "Columbia Funds"), and serves as a placement agent or distributor of private and foreign funds managed by Columbia Management Investment Advisers LLC ("CMIA")(previously known as "RiverSource Investments") and foreign funds managed by Columbia Wanger Asset Management LLC. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust (previously known as "RiverSource Trust") collective funds, which are sub-advised by CMIA.

Basis of Financial Statement Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2010, approximate fair value.

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Deferred Acquisition Costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge.

Intangible Assets: Intangible assets are comprised of acquired distribution relationships and are amortized over their estimated useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually on

(in thousands)

the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2010.

Investments: Investments are carried at fair value with unrealized and realized gains (losses) recorded within investment income.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the roll-forward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 roll-forward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard in first quarter of 2010, except for the additional disclosures related to the Level 3 roll-forward, which the Company will adopt in the first quarter of 2011. The adoption did not have a material effect on the Company's financial condition.

Future Adoption of New Accounting Standards

Receivables

In July 2010, the Financial Accounting Standards Board ("FASB") updated the accounting standards for disclosures on the credit quality of financing receivables and the allowance for credit losses. The standard requires additional disclosure related to the credit quality of financing receivables, troubled debt restructurings and significant purchases or sales of financing receivables during the period. The standard requires that these disclosures and existing disclosures be presented on a disaggregated basis, similar to the manner that the entity uses to evaluate its credit losses. Disclosures are effective for annual periods ending on or after December 15, 2011. The Company is currently evaluating the impact of the standard on its disclosures. The Company's adoption of the standard will not impact its financial condition.

3. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2010 the Company has a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $21,523 at December 31, 2010 ($21,523 after deducting applicable valuation adjustments required by SEC Rule 15c3-1).

(in thousands)

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral and related subordinated liabilities have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on April 30, 2013.

4. Intangible Assets

The five year forecast of future amortization of intangible assets is as follows:

2011	$ 133
2012	$ 133
2013	$ 133
2014	$ 133
2015	$ 133

5. Income Taxes

The Company's taxable income is included in the consolidated federal income tax return of the Parent. The provision for current income taxes is determined on a separate entity basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent that they can be utilized in the consolidated return. It is the policy of the Parent that it will reimburse its subsidiaries for any tax benefits recorded. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a receivable from the Parent for federal income taxes of $345 at December 31, 2010.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2010 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 1,601
Other	66
Total deferred income tax assets	1,667
Deferred income tax liabilities:	
Deferred commissions and acquisition costs	(2,537)
Intangible assets	(657)
State income taxes	(265)
Software	(152)
Other	(54)
Total deferred income tax liabilities	(3,665)
Net deferred income tax liability	$ (1,998)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company had no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2010.

6. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

The Company's cash equivalents, consist of actively traded money market funds that are measured at their net asset value and are classified as Level 1 and commercial paper that is classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

(in thousands)

Investments

Investments consist of mutual funds and are value based on quoted prices in active markets and are classified as level 1.

The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the quarter in which each transfer occurred.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 31,501	$ 36,097	$ —	$ 67,598
Mutual funds	861	—	—	861
Total assets at fair value	$ 32,362	$ 36,097	$ —	$ 68,459

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no other material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2010, which are reasonable estimates of fair value.

7. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $26,878, which was $26,628 in excess of the amount required to be maintained.

8. Related-Party Transactions

The Company provides various services to other affiliates, and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees). Additionally, distribution fees also include fees received under marketing support arrangements for sales of proprietary mutual funds.

The Company participates in the Parent's 2005 Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), restricted stock units (RSUs), non-qualified options (NQOs), deferred share units (DSUs) performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

9. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Statement of Financial Condition

Columbia Management Investment Distributors, Inc.
SEC File Number 8-25845
December 31, 2010
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.